UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

First Valley Bancorp, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
337422109 (CUSIP Number)
, (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 07, 2006 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 337422109

1.	Names of Reporting Persons. David W. Florian I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,277

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,277

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 6.1

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

         The class of securities to which this Schedule 13(D) is related is the Common Stock of First Valley Bancorp, Inc. ("Bancorp"). The address of the principal executive offices of Bancorp is 4 Riverside Avenue, Bristol, Connecticut 06010

Item 2. Identity and Background.

(a)	Name: David W. Florian

(b)	Residence or business address: Mr. Florian's principal address is 35 Copper Ridge Southington, CT 06489

(c)	Present Principal Occupation or Employment: Mr. Florian ia a real estate developer and President of Bison Realty, Inc.

(d)	Criminal Conviction: During the past five years, Mr. Florian has not been convicted in a criminal proceeding (excluding traffic violations or similar midsdemeanors).

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: Mr. Florian is a citizen of the United States of America

Item 3. Source and Amount of Funds or Other Consideration: Mr. Florian used personal funds to acquire his shares as reputed herein.

Item 4. Purpose of Transaction

         Mr. Florian purchased his shares of Bancorp for investment purposes. Mr. Florian does not have any plans or proposals which would result in any of the events described in Item 4 of this Schedule 13(D).

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Florian is the beneficial owner on aggregate of 65,277 shares of First Valley Bancorp, Inc. which represents 6.1% of the shares outstanding.

(b)	Mr. Florian has sole voting and sole dispositive power with regard to all 65,277 shares.

(c)	There are no transactions in the class of securities regarding this Item 5(c).

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	N/A

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Florian and any person with respect to any securities of Bancorp.

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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2006
David W. Florian
By:	/s/ David W. Florian David W. Florian
Title:	Director

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